CELLCO FINANCE N.V.
                          Curacao, Netherlands Antilles

                              Financial Statements

                               September 30, 2002













15/11/02

Table of contents

Financial statements

Balance sheets at December 31, 2001 and September 30, 2002 (unaudited)        2

Statements of operations for the three month and nine month periods ended
September 30, 2001 and 2002 (unaudited)                                       3

Statements of cash flows for the nine month periods ended
September 30, 2001 and 2002 (unaudited)                                       4

Notes to the financial statements as of December 31, 2001 and
September 30, 2002 (unaudited) and for the three month and
nine month periods ended September 30, 2001 and 2002 (unaudited)           5-14


Balance sheets at December 31, 2001 and September 30, 2002 (unaudited)


--------------------------------------------------------------------------------------------------
                                                                   December 31,      September 30,
                                                                       2001              2002
Assets                                                                                (unaudited)
--------------------------------------------------------------------------------  ----------------
(in thousands of US dollars)

Current assets
  Cash and cash equivalents (note 4)                                        3                 3
  Accrued interest receivable (note 5)                                 40,000            16,000
  Deferred financing costs (notes 3 and 5)                              3,424             3,424
  Other current assets and receivables                                    242               216
                                                                      -------           -------
Total current assets                                                   43,669            19,643
Loans receivable (notes 4 and 5)                                      700,000           700,000
Deferred financing costs (notes 3 and 5)                                8,817             6,249
                                                                      -------           -------
                                                                      752,486           725,892
                                                                      =======           =======

--------------------------------------------------------------------------------------------------
                                                                   December 31,      September 30,
                                                                       2001              2002
Liabilities and shareholders' equity                                                  (unaudited)
--------------------------------------------------------------------------------  ----------------
(in thousands of US dollars)

Current liabilities
  Accrued interest payable (note 5)                                    40,000            16,000
  Taxes payable (notes 3 and 6)                                           233               207
  Unearned financing fee income (notes 3 and 5)                         3,424             3,424
                                                                      -------           -------
Total current liabilities                                              43,657            19,631

Notes payable (notes 4 and 5)                                         700,000           700,000

Unearned financing fee income (notes 3 and 5)                           8,817             6,249

Shareholders' equity
  Common stock
  Par value US$1.00; authorized 60,000, issued and paid 12,000             12                12
  shares (note 1)
  Retained earnings                                                         -                 -
                                                                      -------           -------
Total shareholders' equity                                                 12                12
                                                                      -------           -------
                                                                      752,486           725,892
                                                                      =======           =======

See accompanying notes to the financial statements.

Statements of operations for the three month and nine month periods ended September 30, 2001 and 2002 (unaudited)



------------------------------------------------------------------------------------------------------------------
                                                         Three months ended                 Nine months ended
                                                             September 30,                     September 30,
                                                        2001             2002             2001              2002
----------------------------------------------       ----------       ----------       ----------        ---------
(in thousands of US dollars, except share data)              (unaudited)                        (unaudited)

Income
  Interest income (notes 3 and 5)                      24,000            24,000           72,000            72,000
  Financing fee income (notes 3 and 5)                    856               856            2,568             2,568
                                                      -------           -------          -------           -------
Total revenue                                          24,856            24,856           74,568            74,568

Expenses
  Interest expense (notes 3 and 5)                    (24,000)          (24,000)         (72,000)          (72,000)
  Financing cost (notes 3 and 5)                         (856)             (856)          (2,568)           (2,568)
  Operating and other expenses re-charged
  (note 1)                                                 27                26               91                90
                                                      -------           -------          -------           -------
Income before taxes                                        27                26               91                90

Taxes on income (notes 3 and 6)                           (27)              (26)             (91)              (90)
                                                      -------           -------          -------           -------
Net income                                                  -                 -                -                 -
                                                      =======           =======          =======           =======

Basic and diluted earnings per common share                 -                 -                -                 -
                                                     ========          ========   ===============   ===============
Weighted average number of common shares
outstanding                                            12,000            12,000           12,000            12,000
                                                     ========          ========   ===============   ===============

See accompanying notes to the financial statements.

Statements of cash flows for the nine month periods ended September 30, 2001 and 2002 (unaudited)

----------------------------------------------------------------------------------------
                                                        Nine months ended September 30,
                                                             2001              2002
----------------------------------------------------------------------  ----------------
(in thousands of US dollars)                                     (unaudited)

Cash flows from operating activities:
Net income                                                      -                 -

Changes in assets and liabilities:
  Accrued interest receivable                              24,000            24,000
  Other current assets and receivables                        (22)               26
  Accrued interest payable                                (24,000)          (24,000)
  Accrued income taxes                                         22               (26)
                                                          --------          --------

Net cash used in operating activities                           -                 -

Cash flows from financing activities:

  Deferred financing costs                                 (2,569)           (2,568)
  Unearned financing fees                                   2,569             2,568
                                                          --------          --------
  Net cash provided by financing activities                     -                 -
                                                          --------          --------

  Net increase in cash and cash equivalents                     -                 -

  Cash and cash equivalents at the beginning of period          3                 3
                                                          --------          --------
  Cash and cash equivalents at the end of period                3                 3
                                                          ========          ========

Supplemental cash flow information:
  Interest paid                                            96,000            96,000
  Taxes paid                                                   69               116



See accompanying notes to the financial statements.

Notes to the financial statements as of December 31, 2001 and September 30, 2002 (unaudited) and for the three month and nine month periods ended September 30, 2001 and 2002 (unaudited)

(1)  Activities and ownership

     Cellco Finance N.V. (the "Company") was incorporated on January 27, 1998 as a limited liability company under the laws of the Netherlands Antilles. The Company has its registered office at Caracasbaaiweg 199, Curacao, the Netherlands Antilles, and is registered with the trade register of the Chamber of Commerce and Industry in Curacao. The authorized share capital of the Company is divided into 60,000 ordinary shares with a par value of one US Dollar each, of which 12,000 fully-paid shares have been issued. The sole shareholder is Cellco Stichting, a stichting, or foundation, organized under the laws of the Netherlands Antilles (the "Foundation"). The sole beneficiary of the Foundation is a Netherlands Antilles charitable foundation. The Foundation has a single member board of directors, consisting of Amicorp Curacao N.V., a Netherlands Antilles trust company (the "Trust Company"). The Company is managed by a Board of Managing Directors comprised of a single managing director, appointed by the General Meeting of Shareholders. The Trust Company is also the sole managing director. The Company has no officers, the managing director carries out the functions of the executive officers, consistent with the Netherlands Antilles law.

     The Company was formed for the purpose of issuing debt securities and lending the proceeds thereof to Turkcell Iletisim Hizmetleri A.S. ("Turkcell"). The Company issued US$300,000,000 15% Senior Subordinated Notes (the "Senior Subordinated Notes") due 2005 and US$400,000,000 12 3/4% Senior Notes (the "Senior Notes") due 2005, and entered into Issuer Credit Agreements with Turkcell, under which the proceeds of these Notes were loaned to Turkcell. The Company has conducted no operations since it was established other than the issuance of these Notes and will have no subsidiaries or significant business activities and is not expected to produce any revenues except payments received from Turkcell under the Issuer Credit Agreements and under any similar agreements which may be required upon any additional debt issuances. Pursuant to the Issuer Credit Agreements, any operating and other expenses of the Company are payable by Turkcell.

Shareholders' equity consists of the following at December 31, 2001 and September 30, 2002 (unaudited):

-------------------------------------------------------------------------------------------------
                                                               Common stock             Total
                                                        ----------------------------
                                                           Shares        Amount     shareholders'
                                                                                       equity
--------------------------------------------------------------------------------------------------
(in thousands of US dollars, except share data)

Balance at December 31, 2001 and September 30, 2002        12,000            12            12
                                                       ------------------------------------------

The Company had no comprehensive income in 2001 and for the three and nine months ended September 30, 2001 and 2002 (unaudited).

(2)  Basis of preparation of financial statements

     The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America. The Company's year-end is December 31. These financial statements cover the three month and nine month periods ended September 30, 2002. The comparative figures for 2001 in the statements of operations cover the three month and nine month periods ended September 30, 2001, and in the statements of cash flows cover the nine month period ended September 30, 2001.

     The financial statements and related notes as of September 30, 2002 and for the three month and nine month periods ended September 30, 2001 and 2002 are unaudited and in the opinion of management, such interim financial statements include all adjustments (consisting only of normal recurring adjustments) necessary for a fair presentation of the results for such periods. The results of operations for the nine months ended September 30, 2002 are not necessarily indicative of the results to be expected for the full year or any other interim period.

     At September 30, 2002, substantially all of the Company's assets represent amounts receivable from Turkcell. The Company's results of operations and financial position are largely dependent upon the results of operations and financial position of Turkcell, whose operations are substantially all inside Turkey. The Turkish economy has been adversely affected by the significant economic difficulties that occurred in Turkey at the end of 2000 and in February 2001 and Turkey continues to experience difficulties following such economic crisis. Consequently, Turkey's currency continue to devalue, there is a continued volatility in the debt and equity market, hyperinflation persists while the economic growth was negative 9.4% by the end of December 2001. However, the rate of devaluation of Turkish Lira has stabilized during the last nine months after the announcement of new loan facility amounting to $10 billion from International Monetary Fund ("IMF"). The significant economic difficulties in Turkey include, but are not limited to, a steep decline in prices of domestic debt and the equity securities and increasing rates on government and corporate borrowings. In an attempt to overcome the liquidity crisis in the banking system, on February 21, 2001, the government allowed Turkish Lira to float freely. This caused a 28% devaluation of Turkish Lira against US Dollar during the first day of floatation. As of December 18, 2002, the Turkish Lira has devalued significantly against major foreign currencies as compared to the related exchange rates ruling as of December 31, 2000. The US Dollar/Turkish Lira exchange rate at December 31, 2000 was TL 671,765 where as at

     September 30, 2002 it is TL 1,648,669. Confidence in banking sector has yet to be fully restored and there continues to be general lack of liquidity in the economy. Turkey's return to economic stability is dependent to a large extent of the effectiveness of the measures taken by the government, decisions of international lending organizations, and other factors, including regulatory and political developments. The financial condition of Turkcell and its future operations and cash flows could be adversely affected by continued economic difficulty. At September 30, 2002, Turkcell's current liabilities exceeded current assets by US$253 million. As noted in Turkcell's financial statements this matter may raise doubt about Turkcell's ability to continue as a going concern. The Company's cash flows and ability to continue as a going concern depend largely on the ability of Turkcell to service its debt towards the Company. The financial statements of the Company have been prepared assuming that Turkcell will continue as a going concern, and that therefore the Company will continue as a going concern. Turkcell's management believes that Turkcell will generate sufficient operating cash flows to continue as a going concern. In addition, on March 5, 2002, Yapi ve Kredi Bankasi A.S., a shareholder of Turkcell and one of the largest Turkish banks, has committed to provide a cash loan facility, with market rates, up to US$200 million to Turkcell over the next twelve months. Also, on March 6, 2002, Vakiflar Bankasi TAO provided a letter of intent to extend the principal repayments of existing borrowings amounting to US$42.9 million and US$57.1 million that are due in 2002 and 2003, respectively, for twelve months subsequent to their initial maturities. Further, on March 7, 2002, Turkiye Garanti Bankasi A.S. provided a letter of intent to extend the principal repayments of existing borrowings amounting to US$75 million that are due in 2002 for twelve months subsequent to their initial maturities. During the first nine months of 2002, Turkcell did not use the option of these extentions and paid a total amount of US$66.1 million principal for these two loans. Management of Turkcell will consider making such extensions for the remaining principal repayments, if necessary. Furthermore, on May 9, 2002, Turkcell agreed with Akbank T.A.S. to extend two principal repayments of existing borrowings totaling US$62.5 million, which were due in 2002, for twelve months subsequent to their initial maturities.

     The Company has continued to receive timely payments from Turkcell on its Note receivable and believes that Turkcell will continue to be able to service its debt on a timely basis. Accordingly, the financial statements of the Company do not include any adjustments that might result from the outcome of this uncertainty.

(3)  Summary of significant accounting policies

     Significant accounting policies followed in the preparation of the financial statements referred to above are set out below:

     (a) Revenue and expense recognition
     The accrual basis of accounting is followed for the recognition of revenue and expenses.

     (b)  Deferred financing cost and unearned financing fees
     Financing costs incurred in connection with the issuance of the Notes, which were recharged by the Company to Turkcell, are deferred and are amortized over the terms of the Notes as an adjustment to financing fee income and financing costs. Other costs relating to the issuance of the Notes are paid directly by Turkcell.

     (c)  Income taxes
     Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carry forwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

     (d)  Earnings per share
     The Company adopted SFAS No. 128, Earnings Per Share. In accordance with this statement, basic earnings per share are computed by dividing net earnings by the weighted averaged number of common shares outstanding. Diluted earnings per share do not differ from basic earnings per share, as the Company has no common stock equivalents.

     (e)  Foreign currency transactions
     Transactions denominated in currencies other than US Dollars are recorded at the exchange rates prevailing at the date of the transactions. Assets and liabilities denominated in currencies other than US Dollars are converted into US Dollars at the exchange rates ruling at the balance sheet date with the resulting exchange differences recognized in the determination of income.

(4)  Fair value of financial instruments

     The Company's financial instruments consist of cash and cash equivalents, loans receivable and notes payable.

     The following methods and assumptions were used to estimate the fair value of each class of financial instruments for which it is practicable to estimate that value:

     Cash and cash equivalents
     The carrying amounts approximate fair value because of the short maturity of those instruments.

     Loans receivable and notes payable
     The fair values of loans receivable and notes are estimated based on the quoted market prices.

The estimated fair values of the Company's financial instruments are as follows:

----------------------------------------------------------------------------------------------------------------
                                                                    December 31, 2001      September 30, 2002
                                                                                              (unaudited)
                                                                  ---------------------- -----------------------
                                                                   Carrying        Fair    Carrying        Fair
                                                                     amount       value      amount       Value
----------------------------------------------------------------------------  ---------- ----------- -----------
(in thousands of US dollars)

Cash and cash equivalents                                                 3           3           3           3
Loans receivable                                                    700,000     618,000     700,000     663,000
Notes payable                                                       700,000     618,000     700,000     663,000


(5) Loans receivable, accrued interest receivable, notes payable and accrued interest payable

     15% Senior Subordinated Notes due 2005
     The Company issued US$300,000,000 aggregate principal amount of 15% Senior Subordinated Notes due 2005 on July 23, 1998.

     Under an Issuer Credit Agreement dated July 23, 1998, the Company has loaned to Turkcell US$300,000,000. Pursuant to such loan, the net proceeds of the Senior Subordinated Notes were transferred to Turkcell and Turkcell was deemed to have borrowed the differences of US$9,000,000 (representing the Senior Subordinated Notes financing costs) between US$300,000,000 and the amount actually advanced to the Company as a financing fee.

     Under the Issuer Credit Agreement, Turkcell issued a note to evidence the loan from the Company (the "Loan Note") under which amounts are payable by Turkcell to the Company in order that the Company, upon receipt of such amounts, is able to satisfy its obligations on the Senior Subordinated Notes.

     The Company and Turkcell completed a registered exchange of the 15% Senior Subordinated Notes of the Company (the "Old Notes") for 15% Senior Subordinated Exchange Notes (the "New Notes") registered under the Securities Act of 1933 with terms identical in all material respects, except for certain transfer restrictions, interest rate step-ups and registration rights, to the terms of the Old Notes. Turkcell did not receive any cash proceeds from the issuance of the New Notes. The Old Notes surrendered in exchange for the New Notes were retired and canceled and cannot be reissued. The New Notes have been recorded at the carrying value of the Old Notes as reflected in the Company's accounting records on the date of the exchange. Accordingly, no gain or loss for accounting purposes was recognized by the Company upon the exchange of the New Notes for the Old Notes. Expenses incurred in connection with the issuance of the New Notes, were re-charged by the Company to Turkcell.

     Principal, maturity and interest:
     The Senior Subordinated Notes are limited in aggregate amount to US$400,000,000, US$300,000,000 of which was issued in the offering, and US$100,000,000 of which may be offered from time to time in the future subject to certain limitations and restrictions. In the event of such a future offering, the notes offered thereby would have the same terms as the Senior Subordinated Notes. The Senior Subordinated Notes mature at par on August 1, 2005, which is also the maturity date of the loan under the Issuer Credit Agreement dated July 23, 1998. The Senior Subordinated Notes and also the loan under the Issuer Credit Agreement are payable as to principal (and premium, if any), interest, additional amounts, if any, and additional interest, if any. Interest on the Old Notes and also the loan under the Issuer Credit Agreement, accrues at the rate of 15% per annum from their date of original issuance and is payable semi-annually on each February 1 and August 1 commencing on February 1, 1999, to the persons who are registered holders at the close of business on the January 15 and July 15 immediately preceding the applicable interest payment date. Each New Note shall bear interest from the last day on which interest was paid in respect of the Old Note for which such new note was exchanged.

     The Issuer Credit Agreement specifies that Turkcell will pay any amounts to the Company in order that the Company, upon receipt of such amounts, is able to satisfy its obligations on the Senior Subordinated Notes.

     Redemption:
     The Senior Subordinated Notes are redeemable, at the option of the Company, in whole at any time or in part from time to time, on and after August 1, 2002, upon not less than 30 nor more than 60 days' notice at the following redemption prices (expressed as percentages of the principal amount thereof) if redeemed during the twelve month period commencing on August 1 of the year set forth below, plus, in each case, accrued and unpaid interest thereon, if any, and additional amounts, if any, and additional interest, if any, to the date of redemption.

     Year                       Percentage

     2002                       107.50%
     2003                       103.75%
     2004 and thereafter        100.00%

     The Senior Subordinated Notes may also be redeemed, at any time, or from time to time, on or prior to August 1, 2001, if Turkcell opts to use the net cash proceeds of one or more Equity Offerings or Strategic Equity Investments to make prepayments under the Issuer Credit Agreement dated July 23, 1998.

     The Company is required to use any such prepayments to redeem up to 35% of
     (1) the aggregate principal amount of Senior Subordinated Notes originally issued in the Offering plus (2) any additional Senior Subordinated Notes issued after the issue date at a redemption price equal to 115% of the principal amount thereof plus accrued interest thereon, if any, to the date of redemption; provided that at least 65% of (1) the aggregate principal amount of Notes originally issued in the Offering plus (2) any additional Notes issued after the Issue Date remains outstanding immediately after any such redemption.

     The Senior Subordinated Notes may also be redeemed, in whole but not in part, at the Company's option, upon not less than 30 nor more than 60 days' notice at a redemption price equal to 100% of the principal amount, plus accrued interest to the redemption date, if any, if, as a result of any amendment to, or change in, the laws (or any rules or regulations thereunder) of Netherlands Antilles or the Republic of Turkey or any political subdivision or taxing authority thereof or therein or any amendment to or change in any official interpretation or application of such laws or rules or regulations or any execution of or amendment to any treaty affecting taxation to which the Netherlands Antilles or the Republic of Turkey is a party, which amendment or change or execution is effective on or after the date of the Indenture, either the Company with respect to the Senior Subordinated Notes or Turkcell with respect to the Issuer Credit Agreement has become or will become obligated to pay additional amounts, on the next date on which any amount would be payable with respect to the Senior Subordinated Notes or under the Issuer Credit Agreement, and such obligation can not be avoided by the use of reasonable measures available to the Company or Turkcell, as the case may be; provided, however, that (1) no such notice of redemption may be given earlier than 60 days prior to the earliest date on which the Company or Turkcell, as the case may be, would be obligated to pay such additional amounts were a payment in respect of the Senior Subordinated Notes or the Issuer Credit Agreement then due, and
     (2) at the time such notice of redemption is given, such obligation to pay additional amounts remains in effect.

     Security:
     The Senior Subordinated Notes are general obligations of the Company secured by an assignment of the Company's right, title and interest in and to the Issuer Credit Agreement dated July 23, 1998 and are subordinated in right of payment to all future senior indebtedness. The Issuer Credit Agreement is a general unsecured obligation of Turkcell and is subordinated in right of payment to all existing and future senior indebtedness. There is no collateral for the obligations of Turkcell under the Issuer Credit Agreement dated July 23, 1998. The Issuer Credit Agreement and the Loan Note are the only assets of the Company to meet the claims of the holders of the Senior Subordinated Notes.

     Covenants:
     The Indenture governing the Senior Subordinated Notes and the Issuer Credit Agreement dated July 23, 1998 each contain certain covenants that limit the ability of the Company and Turkcell and its consolidated and unconsolidated subsidiaries to, among other things, incur additional indebtedness, pay dividends or make certain other restricted payments, consummate certain asset sales, enter into certain transactions with related parties, incur liens, impose restrictions on the ability of a subsidiary to pay dividends and make certain payments to Turkcell and its consolidated subsidiaries or the Company, merge or consolidate with any other person, or sell, assign, transfer, lease, convey or otherwise dispose of all or substantially all of the assets of Turkcell and its consolidated subsidiaries or the Company.

     Senior Notes due 2005
     The Company issued US$400,000,000 aggregate principal amount of 12 3/4% Senior Notes due 2005 on December 22, 1999.

     Under an Issuer Credit Agreement dated December 22, 1999, the Company has loaned to Turkcell US$400,000,000. Pursuant to such loan, the net proceeds of the Senior Notes were transferred to Turkcell and Turkcell was deemed to have borrowed the differences of US$12,000,000 (representing the Senior Notes financing costs) between US$400,000,000 and the amount actually advanced to the Company as a financing fee.

     Under the Issuer Credit Agreement, Turkcell issued a note to evidence the loan from the Company under which amounts are payable by Turkcell to the Company in order that the Company, upon receipt of such amounts, is able to satisfy its obligations on the Senior Notes.

     Turkcell and the Company have agreed, for the benefit of all holders of the Senior Notes, that, after the issuance of the Senior Notes, they will file a registration statement to register exchange offer under the Securities Act of 1933 for 12 3/4% Senior Notes of the Company (the "Old Senior Notes") secured by an assignment of the Company's right, title and interest in and to the Issuer Credit Agreement with terms substantially identical to the terms of the 12 3/4% Senior Exchange Notes (the "New Senior Notes") of the Company. A registration statement for the exchange offer was declared effective on July 11, 2000. The exchange was completed on August 14, 2000.

     Principal, maturity and interest:
     The Senior Notes are limited in aggregate amount to US$500,000,000, US$400,000,000 of which was issued in the offering, and US$100,000,000 of which may be offered from time to time in the future subject to certain limitations and restrictions. In the event of such a future offering, the notes offered thereby would have the same terms as the Senior Notes. The Senior Notes mature at par on August 1, 2005, which is also the maturity date of the loan under the Issuer Credit Agreement dated December 22, 1999.

     The Senior Notes and also the loan under the Issuer Credit Agreement dated December 22, 1999 are payable as to principal (and premium, if any), interest, additional amounts, if any, and additional interest, if any. Interest on the Senior Notes and also the loan under the Issuer Credit Agreement, accrues at the rate of 12 3/4% per annum from their date of original issuance and is payable semi-annually on each February 1 and August 1 commencing on February 1, 2000, to the persons who are registered holders at the close of business on the January 15 and July 15 immediately preceding the applicable interest payment date.

     Redemption:
     The Senior Notes may be redeemed, at any time, or from time to time, on or prior to December l, 2002, if Turkcell opts to use the net cash proceeds of one or more Equity Offerings to make prepayments under the Issuer Credit Agreement dated December 22, 1999. The Company is required to use any such prepayments to redeem up to 35% of (1) the aggregate principal amount of Senior Notes originally issued in the Offering plus (2) any additional Senior Notes issued after the issue date at a redemption price equal 112 3/4% of the principal amount thereof plus accrued interest thereon, if any, to the date of redemption; provided that at least 65% of (1) the aggregate principal amount of Senior Notes originally issued in the Offering plus (2) any additional Senior Notes issued after the Issue Date remains outstanding immediately after any such redemption. The Senior Notes may also be redeemed, in whole but not in part, at the Company's option, upon not less than 30 nor more than 60 days' notice at a redemption price equal to 100% of the principal amount, plus accrued interest to the redemption date, if any, if, as a result of any amendment to, or change in, the laws (or any rules or regulations thereunder) of Netherlands Antilles or the Republic of Turkey or any political subdivision or taxing authority thereof or therein or any amendment to or change in any official interpretation or application of such laws or rules or regulations or any execution of or amendment to any treaty affecting taxation to which the Netherlands Antilles or the Republic of Turkey is a party, which amendment or change or execution is effective on or after the date of the Indenture, either the Company with respect to the Senior Notes or Turkcell with respect to the Issuer Credit Agreement has become or will become obligated to pay additional amounts, on the next date on which any amount would be payable with respect to the Senior Notes or under the Issuer Credit Agreement, and such obligation cannot be avoided by the use of reasonable measures available to the Company or Turkcell, as the case may be; provided, however, that (1) no such notice of redemption may be given earlier than 60 days prior to the earliest date on which the Company or Turkcell, as the case may be, would be obligated to pay such additional amounts were a payment in respect of the Senior Notes or the Issuer Credit Agreement then due, and (2) at the time such notice of redemption is given, such obligation to pay additional amounts remains in effect.

     Security:
     The Senior Notes are general obligations of the Company secured by an assignment of the Company's right, title and interest in and to the Issuer Credit Agreement dated December 22, 1999. The payment of all obligations under the Issuer Credit Agreement dated December 22, 1999 is senior in right of payment to the prior payment of all obligations on subordinated indebtedness of Turkcell.

     Covenants:
     The Indenture governing the Senior Notes and the Issuer Credit Agreement each contain certain covenants that limit the ability of the Company and Turkcell and its consolidated and unconsolidated subsidiaries to, among other things, incur additional indebtedness, pay dividends or make certain other restricted payments, consummate certain asset sales, enter into certain transactions with related parties, incur liens, impose restrictions on the ability of a subsidiary to pay dividends and make certain payments to Turkcell and its consolidated subsidiaries or the Company, merge or consolidate with any other person, or sell, assign, transfer, lease, convey or otherwise dispose of all or substantially all of the assets of Turkcell and its consolidated subsidiaries or the Company.

(6)  Taxes on income

     The Company is subject to taxation in the Netherlands Antilles based on the Profit Tax Ordinance and a tax ruling obtained from the Tax Inspector of Netherlands Antilles. In accordance with such tax ruling, the Company's taxable income is equal to 1% of the average daily principal amount of the notes outstanding during the period. A rate of 0.5% is applicable for average daily principal amount of notes outstanding in excess of US$80,000,000.

(7)  Management agreement

     On January 27, 1998, the Company signed a management agreement with Amicorp Curacao N.V., a Netherlands Antilles trust company. Under this agreement, Amicorp Curacao N.V. shall be managing director of the Company and will be responsible for the operations of the Company.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereonto duly authorized.




                                                CELLCO FINANCE N.V.


                                                /s/ Jeroen van der Woord
                                                ------------------------------
                                                By:  AMICORPCORACAO N.V.,
                                                     Managing Director



Dated:  January 08, 2003